Exhibit (a)(5)

FOR IMMEDIATE RELEASE

ALTABA COMMENCES TENDER OFFER

TO PURCHASE UP TO 195,000,000 SHARES OF ITS COMMON STOCK

FOR ALIBABA ADSS AND CASH

NEW YORK — June 7, 2018 — Altaba Inc. (“Altaba” or the “Fund”) (NASDAQ: AABA) announced today the commencement of a tender offer to purchase up to 195,000,000 issued and outstanding shares of its common stock at a purchase price per share equal to (A) 0.35 American Depositary Shares (“Alibaba ADSs”) of Alibaba Group Holding Limited (“Alibaba”) and (B) an amount in cash equal to the Alibaba VWAP (as defined below) multiplied by 0.05, less applicable withholding taxes and without interest. The terms and conditions of the tender offer are set forth in an Offer to Purchase, Letter of Transmittal and related documentation that are being distributed to holders of the Fund’s shares and are being filed with the U.S. Securities and Exchange Commission (the “SEC”).

The tender offer will expire on July 11, 2018 at 11:59 p.m., New York City time, unless the tender offer is extended or withdrawn by the Fund. Tenders of shares must be made prior to the expiration of the tender offer and may be withdrawn at any time prior to the expiration of the tender offer, in each case in accordance with the procedures described in the tender offer materials that are being distributed to stockholders.

Alibaba ADSs are listed on the New York Stock Exchange (the “NYSE”) and trade under the symbol “BABA.” Each Alibaba ADS represents an ordinary share (the “Alibaba Ordinary Shares” and, together with the Alibaba ADSs, the “Alibaba Shares”) of Alibaba. The “Alibaba VWAP” (determined as described in the Offer to Purchase) means the daily volume-weighted average price for an Alibaba ADS, on the second trading day prior to the expiration date. Altaba will announce the Alibaba VWAP and the cash portion of the offer consideration payable for shares pursuant to the tender offer by press release no later than 4:30 p.m., New York City time, on the second trading day prior to the expiration date (July 9, 2018 based on the current expiration date). Such press release will also be filed as an amendment to the Schedule TO that we filed with the SEC relating to the tender offer.

Consistent with the Fund’s investment objective, the purpose of the tender offer is to seek to increase the price at which its shares trade relative to the then-current value of its principal underlying assets. The Fund believes that the tender offer represents a significant step in the Fund’s efforts to achieve its investment objective, and also preserves the Fund’s flexibility to pursue other methods to narrow the discount at which its shares trade relative to its net asset value and return capital to stockholders.

Thomas McInerney, Chief Executive Officer of Altaba, said, “This accretive transaction is a natural next step toward realizing Altaba’s investment objective: the reduction of the discount to net asset value at which our shares trade. If fully subscribed, based on current market values, this transaction will bring our total capital return over the past year to more than $25 billion. Our board and management determined that this tender offer represents the fastest and most efficient way to return a substantial amount of capital to our shareholders now. We will continue to evaluate additional actions and transactions that we can pursue in the months ahead. Our work is hardly done.”

On June 6, 2018, the last full trading day prior to the announcement of the offer, the reported closing price of the Alibaba ADSs on the NYSE was $208.30 per Alibaba ADS, the Alibaba VWAP was $208.8445 and the closing price of the Altaba shares on Nasdaq was $80.28, which represented a discount to the Fund’s most recently published net asset value per share, adjusted to reflect the closing stock price of Alibaba ADSs and the shares of common stock of Yahoo Japan Corporation on such date and before giving effect to deferred taxes on unrealized appreciation (“Adjusted NAV”), of 26.5%. Based on the closing price of the Alibaba ADSs and the Alibaba VWAP on such date, the value of the offer consideration on June 6, 2018, before any amounts withheld to satisfy applicable withholding taxes, would have been $83.35, representing a 23.7% discount to the Fund’s Adjusted NAV and a 3.8% premium to the closing price of the shares on such date.

Throughout the tender offer, a dedicated webpage will be available at http://www.innisfreema.com/tender/aaba, which will provide (i) the current closing prices of the Altaba shares on Nasdaq and Alibaba ADSs on the NYSE, (ii) the current Alibaba VWAP (or, when available, the final Alibaba VWAP), (iii) the indicative value of the cash portion of the consideration payable for an Altaba share pursuant to the tender offer based on the current Alibaba VWAP (or, when available, the final Alibaba VWAP), (iv) the indicative value of the Alibaba ADS portion of the consideration payable for an Altaba share pursuant to the tender offer based on the current Alibaba ADS closing price, (v) the indicative value of the total per share consideration payable for an Altaba share, based on the current Alibaba VWAP (or, when available, the final Alibaba VWAP) and the current Alibaba ADS closing price (which is the sum of the amounts in clauses (iii) and (iv) above), (vi) the Fund’s Adjusted NAV and estimated current net asset value and (vii) the amount by which the indicative value of the total per share consideration is less than the Adjusted NAV and estimated net asset value per share of the Fund, expressed as a percentage of the Adjusted NAV and estimated net asset value per share. For additional information about how we calculate net asset value, see Section 12 of the Offer to Purchase.

All shares accepted for payment will be purchased for the offer consideration described above. If more than 195,000,000 shares are properly tendered in the tender offer and not withdrawn prior to the expiration date, tendering stockholders owning fewer than 100 shares, or “odd lot” holders, will have their shares purchased without proration and all other tendered shares will be purchased on a pro rata basis, subject to the conditional tender provisions described in the tender offer materials being distributed to stockholders. Stockholders whose shares are purchased in the tender offer will be paid promptly after the expiration of the tender offer.

The Alibaba ADSs to be exchanged pursuant to the tender offer are being offered and exchanged pursuant to the exemption from registration under the Securities Act of 1933 (the “1933 Act”) provided by Section 4(a)(1) of the 1933 Act.

During and immediately following the tender offer period, the Fund intends to sell a portion of its Alibaba ADSs through open market transactions and/or through private dispositions not executed or recorded on a public exchange or quotation service. The sale of its Alibaba ADSs is intended to raise cash to pay the taxes that are expected to be incurred upon the exchange of Alibaba ADSs pursuant to the tender offer and in such sale of the Alibaba ADSs, and the proceeds may also be used to fund all or a portion of the aggregate cash portion of the offer consideration. Upon completion of the tender offer and the sale of Alibaba ADSs, the Fund expects to own approximately 11% of the outstanding Alibaba shares.

The tender offer is not conditioned upon any minimum number of shares being tendered; however, the tender offer is subject to a number of other terms and conditions, which are specified in the Offer to Purchase, including, among others, the conditions that (i) the Fund shall have sold at least 10,000,000 Alibaba ADSs in the sale described above and (ii) the SEC shall have granted an exemptive order permitting participation by any stockholder of the Fund who is an “affiliated person” of the Fund either (x) solely by reason of owning, controlling or holding the power to vote 5% or more of the shares or (y) because it is a fund managed by one of the Fund’s external investment advisors.

The Fund’s directors and executive officers have informed the Fund of their intention not to tender any shares in the tender offer.

J.P. Morgan Securities LLC will serve as dealer manager for the tender offer, Innisfree M&A Incorporated will serve as information agent for the tender offer and Computershare Trust Company, N.A. will serve as exchange agent for the tender offer. For more information about the tender offer, please contact Innisfree M&A Incorporated at (877) 750-9497.

None of the Fund, the Fund’s affiliates or subsidiaries, the Fund’s investment advisors, the dealer manager, the information agent or the exchange agent has made or is making any recommendation to the Fund’s stockholders as to whether to tender or refrain from tendering their shares. Stockholders must make their own decision as to whether to tender their shares and, if so, how many shares to tender. Stockholders are urged to consult their tax advisors, financial advisors and/or brokers.

Conference Call

The Fund’s management will conduct a corporate update conference call to discuss the tender offer and the matters described in this press release on June 7, 2018 at 8:30 a.m. New York City time. The conference call can be accessed by dialing 1-877-270-2148 or 1-412-902-6510 (international) and ask to join the Altaba Inc. call. During the question and answer section of the call, please email questions to general@altaba.com.

A webcast of the conference call will be available to the public on a listen-only basis at www.altaba.com, under Events. Please allow extra time prior to the call to visit the site and download the necessary software required to listen to the internet broadcast. A replay of the webcast will be available through the website for 12 months following the call.

For those who cannot listen to the live call, a replay will be available until July 7, 2018 by dialing 1-877-344-7529 or 1-412-317-0088 (international) and enter access code 10121103.

The discussion of the tender offer contained in this press release is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares. The tender offer is being made only pursuant to the Offer to Purchase, the related Letter of Transmittal, and other related materials mailed or otherwise delivered to stockholders, as they may be amended or supplemented from time to time. Stockholders should read those materials and the documents incorporated therein by reference carefully when they become available because they will contain important information, including the terms and conditions of the tender offer. The Fund has filed a Tender Offer Statement on Schedule TO (the “Schedule TO”) with the SEC. The Schedule TO, including the Offer to Purchase, the related Letter of Transmittal and other related materials, will also be available to stockholders at no charge on the SEC’s website at www.sec.gov or from the information agent for the tender offer, Innisfree M&A Incorporated. Stockholders are urged to read those materials carefully when they become available prior to making any decisions with respect to the tender offer.

About Altaba Inc.

Altaba is an independent, publicly traded, non-diversified, closed-end management investment company registered under the 1940 Act. The Fund’s assets primarily—but not entirely—comprise two investments: the first a substantial position in Alibaba, which has become one of the world’s largest online retailers, and the second in Yahoo Japan Corporation, now a leading Japanese internet company.

Prior to June 16, 2017, Altaba was known as “Yahoo! Inc.” Altaba was created from Yahoo! Inc. after the sale of its operating businesses, at which time Yahoo! Inc. reorganized as an investment company, was renamed Altaba Inc., and began trading under the Nasdaq ticker symbol AABA.

Visit www.altaba.com for more information.

Investor Relations and Media Contact

Abernathy MacGregor

Alan Oshiki or Mike Pascale

212-371-5999

altaba@abmac.com

Forward-Looking Statements

This press release contains “forward-looking statements,” including statements as to the amount, timing and manner of the tender offer, which reflect our current views with respect to, among other things, future events and financial performance. You can identify these forward-looking statements by the use of forward-looking words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “seeks,” “approximately,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative versions of those words or other comparable words. The inclusion of this forward-looking information should not be regarded as a representation by us or any other person that our future plans, estimates or expectations will be achieved. Such forward-looking statements are subject to risks and uncertainties and assumptions relating to our portfolio investments, operations, financial results, financial condition, business prospects, liquidity and planned transactions. Factors which could have a material adverse effect on our operations, future prospects and value of our shares include, but are not limited to:

•	the risk that Altaba may not be able to complete the tender offer and purchase the shares pursuant to the tender offer or otherwise;

•	the risk that Altaba may not be able to achieve the benefits contemplated by the tender offer;

•	the risk that Altaba may not be able to complete the sale of a portion of its Alibaba ADSs pursuant to sales in open market transactions and/or in private dispositions not executed or recorded on a public exchange or quotation service;

•	the possibility that the value of Altaba’s investment assets decline, including the equity securities of Alibaba it holds in its investment portfolio, and certain other investments;

•	the less liquid nature of certain investments;

•	risks with respect to the sufficiency of our available sources of liquidity to meet operating requirements;

•	risks with respect to the future outcome of legal proceedings in which we are involved;

•	the possibility of incurring certain tax liabilities, including certain state and foreign taxes, and the availability of a foreign tax credits with respect to Altaba’s federal income tax;

•	the possibility that a “blockage discount” may not be available for purposes of determining Altaba’s U.S. federal income tax liability on the exchange of Alibaba ADSs pursuant to the tender offer;

•	risks with respect to our contractual arrangements and relationships with third parties, including creditors and counterparties to certain call spread agreements imposing obligations on us that hinder our ability to effectuate Altaba’s objectives;

•	the possibility that Altaba will pursue other transactions or other actions, including continuing to sell shares of Yahoo Japan Corporation consistent with the Fund’s previously announced intent, additional exchange offers of Alibaba ADSs (with or without cash) for shares, additional sales of Alibaba ADSs for cash, additional repurchases of shares either through tender offers or open market purchases using the proceeds from sales of Alibaba ADSs and/or shares of Yahoo Japan Corporation, converting to an open end fund to permit redemptions of shares in-kind for Alibaba ADSs and adoption of a plan of liquidation and dissolution followed by one or more distributions of cash and/or other assets pursuant to such plan; and

•	Altaba’s intention to retain sufficient assets to be able to satisfy or provide for its contingent liabilities before making any additional distributions to stockholders.

These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in the Offer to Purchase. We do not undertake any obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise. The foregoing should be read in conjunction with the other cautionary statements that are included herein and elsewhere, including the risk factors described under the caption “Principal Risks” in our Form N-CSR for the fiscal year end December 31, 2017 filed with the SEC and other documents we file with or furnish to the SEC. Any forward-looking statements made in this press release are qualified by these cautionary statements, and there can be no assurance that the actual results or developments we anticipate will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us or our business or operations. Because we are an investment company, the forward-looking statements and projections contained in this press release are excluded from the safe harbor protection provided by Section 21E of the Securities Exchange Act of 1934, as amended.